CANADIAN NATURAL RESOURCES LIMITED ANNOUNCES

SECOND QUARTER 2008 UPDATE ON THE PROGRESS OF

THE HORIZON OIL SANDS PROJECT

CALGARY, ALBERTA – AUGUST 6, 2008 – FOR IMMEDIATE RELEASE

Canadian Natural Resources Limited (“Canadian Natural”) is pleased to provide its regular quarterly update on the Horizon Oil Sands Project (“Horizon Project”).

Steve Laut, President and Chief Operating Officer, commented, “Canadian Natural has achieved a significant milestone as we proceed with the final construction, commissioning and staged start-up of the Horizon Project and begin to realize the benefits of the largest single capital project in Canadian Natural’s history. The start-up of the Horizon Project is a major step for Canadian Natural. We continue to evolve and diversify our asset base and look forward to the continuous stream of cash flow for years to come. The result is a stronger and more sustainable company.”

In Q2 and Q3 to date, Canadian Natural has begun the staged start-up of the Horizon Project. There are seven stages to the start-up of the Horizon Project and the associated targeted start-up dates are as follows:

Stage 1 - Mining

•	The mining operation has been ready for operation since May, and continues to move overburden. The mining team awaits the call for first oil sands delivery.

Stage 2 - Steam Supply

•	The utility plants have been supplying low, medium and high pressure steam in stages, with the last steam (high pressure) delivered in the third week of July for testing and commissioning purposes.

Stage 3 - Bitumen Crude Oil Production

•	The Bitumen Crude Oil Production operations are in the final stages of commissioning with first bitumen crude oil production targeted for early September.

Stage 4 - Electricity Generation

•	The Co-generation Plant is targeted to deliver full load electricity in the second half of September.

Stage 5 - Sulphur Plant/Sour Gas Treating

•	The Sulphur Plant is targeted to be ready to receive sour gas feed mid-August and circulate amine, awaiting the first delivery of sour gas.

Stage 6 - Partially Upgraded Crude Oil Production

•

The Delayed Coker/Diluent Recovery Unit Plants are in the commissioning stage concurrent with the completion of final task lists (i.e. punch-lists) and are targeted to deliver partially upgraded crude oil to intermediate tanks by the end of September.

Stage 7 - 34°API, Light Sweet Synthetic Crude Oil Production

•	The Naphtha Hydrotreating Plant (Unit 41) is completing loop checks and insulation concurrent with commissioning. First product output is currently targeted for October.
•

The Gas Oil Hydrotreating Plant (Unit 43) is completing punch-lists, loop checks, electrical heat tracing and insulation concurrent with commissioning. First product output is currently targeted for the fourth quarter of 2008.

•

First, 34˚ API, light sweet synthetic crude oil (“SCO”) in the sales pipeline is currently targeted for the fourth quarter of 2008, with estimated capacity of 70,000 bbl/d, meeting our scheduled product ramp-up.

•

The Distillate Hydrotreating Plant (Unit 42) is finishing mechanical completion and completing electrical heat tracing, insulation and loop checks. First product output is currently targeted for the latter part of the fourth quarter of 2008. Estimated capacity will be at 110,000 bbl/d of 34˚ API, light sweet SCO upon plant completion of Unit 42, ramping up production to facility capacity and maintaining our previous production ramp-up schedule.

Réal Doucet, Senior Vice-President, Oil Sands, further commented, “During the second quarter of 2008 we completed a majority of the pre-commissioning activity, commissioned another shovel and 12 more trucks in the mine, brought on the Utilities (air, water, steam, power and natural gas), and commenced operating several of the Bitumen Production plants on water as a “wet run” before we introduce oil sands. As planned, we are staging our start-up of the Horizon Project by getting the mine and front end plants commissioned, operational, and methodically moving through each step to produce SCO. We are finding the Pre Start-Up Safety Reviews are taking longer to complete than originally anticipated, however, we are remaining disciplined and will not put our employees, contractors or facilities at risk.

We made significant progress but we have found that testing and closing all safety and operations punch-lists are taking us a little longer than expected. We turned over 42% of the over 800 plant systems to operations at the end of the second quarter of 2008. A high level overview of progress by major plant facility at the Horizon Project is as follows:

▪	Mining – Completed, ready to mine oil sands and continues to move overburden
▪	Ore Preparation Plant – Completed, targeted to receive first oil sands in August
▪	Hydrotransport – Completed, ready to accept slurry
▪	Piperack – Completed, live and operational
▪	Extraction – Completed, ready for operation
▪	Froth Treatment – Targeted to be complete by August
▪	Delayed Coker/Diluent Recovery Unit – Commissioning well underway
▪	Hydrogen Plant – Completed, turned over to operations
▪	Hydrotreaters – Units 41 and 43 completing loop checks, Unit 42 encountering some scheduling issues.
▪	Co-generation – Completed, producing steam
▪	Sulphur Plant – Completed, turned over to operations
▪	Tankage – Completed, ready for first oil
▪	Main Control Room – Completed, live and operational
▪	Utilities & Services – Completed, live and operational
▪	SCO Pipeline (third party owned and operated) – Completed, ready to accept product with terminaling facilities in Edmonton arranged.

We continue to face many challenges, the critical path item being the completion and turnover of all three Hydrotreating Plants (Units 41, 42 and 43) in a small window. Our Distillate Plant (Unit 41) and Gas Oil Hydrotreater Plant (Unit 43) have encountered delays and schedule slippage resulting in commissioning beyond the third quarter. Our operations team has developed an overall start-up scenario for initial operation at approximately 60% of design rate until the Distillate Hydrotreating Plant is commissioned to mitigate any impact to our overall production ramp-up.

After our thorough monthly review in the second half of July 2008, it was determined that we are experiencing schedule slippage with the Upgrading/Hydrotreating Plants and it is taking longer than planned to complete testing, reinstatement and pre-commissioning activities of these plants. A detailed review of our current cost estimate indicates that the Horizon Project targeted final cost will increase by approximately 8% or approximately $525 million above our previous construction cost estimates bringing the total cost estimate of the Horizon Project to approximately 36% above our original 2004 $6.8 billion estimate, or approximately $9.27 billion (up from the previous total cost estimate of $8.74 billion). This increase will result in a targeted on-stream cost of $84,000 bbl/d of capacity, including the benefits of the significant pre-build capital invested for Phase 2/3.

While our primary focus is completing Phase 1 and producing SCO, we have a team working on future expansions of the Horizon Project. We have several major long lead items for Phase 2/3 expansions on site, including the coke drums and hydrotreating reactors. The reactors have been assembled on site and hydrotested. We have awarded nearly all the Engineering (detailed design) and Procurement contracts for the Tranche 2 scope of the Phase 2/3 expansion and have held kick-off meetings with the majority of the contractors.”

Real Doucet added, “As a final note, we are managing to meet our commitment to safety and celebrated over 20 million manhours without a lost time incident - more than one year - during the second quarter of 2008. Along with systems and start-up training for a significant number of staff, we have completed our ‘Going Live’ safety orientation for all Horizon Project employees and contractors. The Pre Start-Up Safety Reviews have been initiated in all plants and the learnings from earlier system turnovers are being applied.”

Accomplished to the end of the Second Quarter of 2008

▪	Overall construction progress is 96.5% complete.
▪

Mine overburden removal has moved 67.6 million bcm (bank cubic meters), representing approximately 97% of the total required to be moved prior to start-up. We are using our own forces for overburden removal along with contractor fleet.

▪	In Mining, 4 of our 5 large excavators, 16 of 23 heavy haul trucks and all of our support equipment are operational.
▪	Completed flow through Dyke Construction in Mining.
▪	Main Control Room turned over to Operations.
▪	Completed all hydrotests, blows and flushes in Gas Treating and Sulphur Recovery.
▪	Introduced water to the Extraction plant in April.
▪	Completed piping in Delayed Coker/Diluent Recovery Unit area.
▪	Completed Piping, Electrical and Insulation in Piperacks.
▪	Produced first steam in Co-generation Plant.
▪	Completed construction of Tank 2 and began filling with distillate for start-up.

Milestones targeted for the Third Quarter of 2008

▪	Mining of first oil sands.
▪	Complete remainder of Ore Preparation Plant and start-up.
▪	Complete commissioning of Extraction and Froth Treatment and produce first bitumen crude oil.
▪	Complete and commission Flares and Hydrogen Plant.
▪	Complete construction and start commissioning Delayed Coker/Diluent Recovery Unit and Sulphur Plant.

A picture gallery providing visual updates on construction progress is available on the Company’s website (http://www.cnrl.com/horizon/about_horizon/photo_gallery.html).

The Company’s results for the second quarter of 2008 will be released on August 7th, 2008. A conference call will be held on that day at 7:00 a.m. Mountain Daylight Time, 9:00 a.m. Eastern Daylight Time.

Canadian Natural is a senior oil and natural gas production company, with continuing operations in its core areas located in Western Canada, the U.K. portion of the North Sea and Offshore West Africa.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

Certain statements in this document or documents incorporated herein by reference constitute forward-looking statements or information (collectively referred to herein as “forward-looking statements”) within the meaning of applicable securities legislation. Forward-looking statements can be identified by the words “believe”, “anticipate”, “expect”, “plan”, “estimate”, “target”, “continue”, “could” “intend”, “may”, “potential”, “predict”, “should”, “will”, “objective”, “project”, “forecast”, “goal”, “guidance”, “outlook”, “effort” “seeks”, “schedule” or expressions of a similar nature suggesting future outcome or statements regarding an outlook. Statements relating to “reserves” are deemed to be forward-looking statements as they involve the implied assessment based on certain estimates and assumptions that the reserves described can be profitably produced in the future. There are numerous uncertainties inherent in estimating quantities of proved crude oil and natural gas reserves and in projecting future rates of production and the timing of development expenditures. The total amount or timing of actual future production may vary significantly from reserve and production estimates. In addition, these statements are not guarantees of future performance and are subject to certain risks and the reader should not place undue reliance on these forward-looking statements as there can be no assurance that the plans, initiatives or expectations upon which they are based will occur.

The forward-looking statements are based on current expectations, estimates and projections about Canadian Natural Resources Limited (the “Company”) and the industry in which the Company operates, which speak only as of the date such statements were made or as of the date of the report or document in which they are contained and are subject to known and unknown risks, uncertainties and other factors that could cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among others: general economic and business conditions which will, among other things, impact demand for and market prices of the Company’s products; volatility of and assumptions regarding crude oil and natural gas prices; fluctuations in currency and interest rates; assumptions on which the Company’s current guidance is based; economic conditions in the countries and regions in which the Company conducts business; political uncertainty, including actions of or against terrorists, insurgent groups or other conflict including conflict between states; industry capacity; ability of the Company to implement its business strategy, including exploration and development activities; impact of competition; the Company’s defense of lawsuits; availability and cost of seismic, drilling and other equipment; ability of the Company and its subsidiaries to complete its capital programs; the Company’s and its subsidiaries’ ability to secure adequate transportation for its products; unexpected difficulties in mining, extracting or upgrading the Company’s bitumen products; potential delays or changes in plans with respect to exploration or development projects or capital expenditures; ability of the Company to attract the necessary labour required to build its thermal and oil sands mining projects; operating hazards and other difficulties inherent in the exploration for and production and sale of crude oil and natural gas; availability and cost of financing; the Company’s and its subsidiaries’ success of exploration and development activities and their ability to replace and expand crude oil and natural gas reserves; timing and success of integrating the business and operations of acquired companies; production levels; imprecision of reserve estimates and estimates of recoverable quantities of crude oil, bitumen, natural gas and liquids not currently classified as proved; actions by governmental authorities; government regulations and the expenditures required to comply with them (especially safety and environmental laws and regulations and the impact of climate change initiatives on capital and operating costs); asset retirement obligations; the adequacy of the Company’s provision for taxes; and other circumstances affecting revenues and expenses. Certain of these factors are discussed in more detail under the heading “Risk Factors”. The Company’s operations have been, and at times in the future may be affected by political developments and by federal, provincial and local laws and regulations such as restrictions on production, changes in taxes, royalties and other amounts payable to governments or governmental agencies, price or gathering rate controls and environmental protection regulations. Should one or more of these risks or uncertainties materialize, or should any of the Company’s assumptions prove incorrect, actual results may vary in material respects from those projected in the forward-looking statements. The impact of any one factor on a particular forward-looking statement is not determinable with certainty as such factors are dependent upon other factors, and the Company’s course of action would depend upon its assessment of the future considering all information then available.

Readers are cautioned that the foregoing list of important factors is not exhaustive. Unpredictable or unknown factors not discussed in this report could also have material adverse effects on forward-looking statements. Although the Company believes that the expectations conveyed by the forward-looking statements are reasonable based on information available to it on the date such forward-looking statements are made, no assurances can be given as to future results, levels of activity and achievements. All subsequent forward-looking statements, whether written or oral, attributable to the Company or persons acting on its behalf are expressly qualified in their entirety by these cautionary statements. Except as required by law, the Company assumes no obligation to update forward-looking statements should circumstances or Management’s estimates or opinions change.

For further information, please contact:

CANADIAN NATURAL RESOURCES LIMITED

2500, 855 – 2nd Street S.W.

Calgary, Alberta

T2P 4J8

Telephone: (403) 514-7777 Facsimile: (403) 514-7888 Email: ir@cnrl.com Website: www.cnrl.com Trading Symbol - CNQ Toronto Stock Exchange New York Stock Exchange	ALLAN P. MARKIN Chairman JOHN G. LANGILLE Vice-Chairman STEVE W. LAUT President and Chief Operating Officer	DOUGLAS A. PROLL Chief Financial Officer and Senior Vice-President, Finance COREY B. BIEBER Vice-President, Finance and Investor Relations